UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13G
                                       ON
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               NEOFORMA.COM, INC.
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   640475 10 9
                                 (CUSIP Number)

                   KARIN LINDGREN, DIRECTOR OF LEGAL SERVICES
                       UNIVERSITY HEALTHSYSTEM CONSORTIUM
                           2001 SPRING ROAD, SUITE 700
                               OAK BROOK, IL 60523
                                 (630) 954-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [x]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  640475 10 9

1        NAME OF REPORTING PERSONS,
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a)/__/
                                                                         (b)/__/

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    /   /
                                                                           ----

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         ILLINOIS

                            7       SOLE VOTING POWER
NUMBER OF SHARES                    22,053,024
BENEFICIALLY
OWNED BY                    8       SHARED VOTING POWER
EACH                                0
REPORTING
PERSON                      9       SOLE DISPOSITIVE POWER
WITH                                22,053,024

                            10      SHARED DISPOSITIVE POWER
                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,053,024

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)                        /   /
                                                                           ----

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.09% (Based on 182,343,532 shares of Neoforma.com, Inc. common stock outstanding as of January 26, 2001)

14       TYPE OF REPORTING PERSON (See Instructions)
         CO

SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of common stock of Neoforma.com, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by University HealthSystem Consortium, an Illinois not for profit corporation ("UHC"), whose principal office is located at 2001 Spring Road, Suite 700, Oak Brook, Illinois 60523. UHC's principal business is to provide supply chain management services and other programs, products and services to its member hospitals and health care providers.

         The name, business address, present principal occupation or employment and citizenship of each executive director and executive officer of UHC (the "Covered Persons") is set forth on Attachment A hereto and is incorporated herein by reference.

         UHC has not, and to UHC's knowledge, none of the Covered Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         UHC purchased 3,254,438 shares of the Issuer's common stock for $5,500,000 in cash, representing a purchase price of $1.69 per share. UHC used its available working capital to pay for such shares. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         UHC is a party to an Outsourcing and Operating Agreement (the "Agreement") with the Issuer and other parties whereby the Issuer provides an e-commerce purchasing solution to UHC member hospitals and health providers. As part of the consideration for UHC's execution of the Agreement, UHC received common stock of the Issuer as well as performance warrants to purchase the Issuer's common stock upon the achievement of certain business goals. The Agreement was amended and restated as of January 25, 2001, to adjust the pricing and certain other terms of the arrangement. In consideration for UHC's agreeing to amend the Agreement, UHC's outstanding warrants to purchase up to 5,639,577 shares of the Issuer's common stock were canceled and in their place the Issuer issued to UHC 5,639,577 shares of its restricted common stock (which restricted shares are subject to forfeiture if certain performance goals (which are identical to the performance goals that were set forth in the cancelled warrant) set forth in the Amended and Restated UHC Common Stock and Warrant Agreement between UHC and the Issuer, as amended by an Amendment dated January 25, 2001

(the "Common Stock and Warrant Agreement"), are not met). Additionally, UHC purchased 3,254,438 additional common shares of the Issuer for $5,500,000 in cash ($1.69 per share). Robert Baker, Chief Executive Officer of UHC, has been appointed a director of the Issuer. UHC will continue to have the right to appoint one member to the Issuer's board of directors for so long as the Issuer remains UHC's exclusive provider of an Internet-based exchange related to Supply Chain Management Services as set forth in Section 6.1 of the Agreement. Additional rights and obligations of UHC are set forth in a Common Stock Purchase Agreement dated January 25, 2001 (the "Common Stock Purchase Agreement") and the Common Stock and Warrant Agreement. See Item 6 hereof.

         UHC's purpose in acquiring the Issuer's common shares referred to herein is to further its commercial relationship with the Issuer and to facilitate the Issuer's continued development of an internet-based purchasing platform for the benefit of UHC's member organizations.
UHC has no current plans to acquire or dispose of securities of the Issuer, except that UHC may from time to time distribute shares of the Issuer's common stock to its members as patronage dividends.

         Except as noted above, UHC has no current plans or proposal with respect to the Issuer in regard to any extraordinary corporate transactions, any sale or transfer of a material amount of assets of the Issuer, any change in the present board of directors or management of the Issuer, any change in the present capitalization, dividend policy, governing instruments, listing or deregistration of securities or other material change in the business or corporate structure of the Issuer or any similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) UHC beneficially owns an aggregate of 22,053,024 shares of the Issuer's common stock, or 12.09% of the outstanding common stock of the Issuer based on 182,343,532 shares of the Issuer's common stock being outstanding as of January 26, 2001. UHC has sole power to vote, dispose and/or direct the disposition of all of such shares of common stock, except that its right to vote these shares is limited to the extent set forth in Item 6 hereof.

         (b) UHC has the sole power to vote, dispose of and/or direct the disposition of its 22,053,024 shares of the Issuer's common stock, which represents 12.09% of the common stock outstanding, except that its right to vote these shares is limited to the extent set forth in Item 6 hereof.

                  Except as set forth in Schedule A hereto, none of the Covered Persons directly owns any of the shares of Common Stock reported on this
Schedule 13D or has dispositive power with respect to such shares. However, by reason of their status as directors and/or executive officers of UHC, the Covered Persons may be deemed to be the beneficial owners of the shares of the Common Stock owned directly or beneficially by UHC. UHC has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned directly or beneficially by UHC.

         (c) On December 19, 2000, UHC exercised the vested portion of a warrant to purchase 1,879,859 shares of the Issuer's common stock for $18,798.59 ($.01 per share). Except as set forth in Item 4, UHC has not effected any other transactions with respect to the Issuer's common stock in the past 60 days.

         (d) No person other than UHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common shares referred to herein.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Common Stock and Warrant Agreement provides that, subject to certain limitations, so long as UHC owns more than 9% of the Issuer's outstanding common stock, the shares owned in excess of 9% of the Issuer's outstanding common stock will be voted proportionately in the same percentages as the shares held by all other Issuer stockholders are voted; except that UHC shall have the right to vote such shares in its discretion on any proposed Change in Control (as defined) of the Issuer and on any amendment to the Issuer's Certificate of Incorporation which would adversely affect UHC in a manner different that the Issuer's other stockholders generally. Additionally, subject to certain limitations, UHC will not acquire additional Issuer common shares without the Issuer's consent so long as UHC owns in excess of 9% of the Issuer's outstanding common stock. The Common Stock Purchase Agreement provides that a representative of UHC will serve on the Issuer's Board of Directors for so long as the Issuer remains UHC's exclusive provider of an internet-based exchange pursuant to the Agreement.

         Under the Amended and Restated Registration Rights Agreement, dated June 30, 2000, as amended on January 25, 2001, by and among the Issuer, UHC and certain other stockholders of the Issuer (the "Registration Rights Agreement"), UHC may demand that the Issuer file up to three registration statements on Form S-1, subject to certain limitations, to register the sale of an amount of shares of the Issuer's common stock having a then current market value of at least $30 million. UHC also has piggyback registration rights, subject to limitation, permitting it to include shares of the Issuer's common stock in a registration statement filed by the Issuer. If the Issuer is eligible to use Form S-3, UHC will have the right to demand that the Issuer file a registration statement on Form S-3 to register the sale of an amount of shares of common stock having an aggregate price of at least $1 million. The Issuer may not be required to file a registration statement for UHC on Form S-3 more than twice in any 12-month period.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Not applicable.

         2. The Common Stock Purchase Agreement dated as of January 25, 2001 by and between Neoforma.com, Inc. and University HealthSystem Consortium is attached hereto as Exhibit 2.

         3. The Amended and Restated UHC Common Stock and Warrant Agreement by and between Neoforma.com, Inc. and University HealthSystem Consortium is incorporated herein by reference to Annex C to Neoforma.com, Inc.'s Definitive Schedule 14A dated June 29, 2000. The Amendment to Amended and Restated Common Stock and Warrant Agreement by and between Neoforma.com, Inc. and University HealthSystem Consortium dated January 25, 2001 is attached hereto as Exhibit 3.

                  The Registration Rights Agreement is incorporated herein by reference to Exhibit B to Annex C of Neofoma.com, Inc.'s Definitive Schedule 14A dated June 29, 2000. The Amendment No. 1 to the Neoforma Registration Rights Agreement is attached as Exhibit A to Exhibit 3 hereto.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated:  January 26, 2001


                                        UNIVERSITY HEALTHSYSTEM CONSORTIUM


                                  By:   /s/ Mark Mitchell
                                        ----------------------------------------

                                        Mark Mitchell, its Assistant Secretary/
                                                           Treasurer

                                   ATTACHMENT

         Except as set forth below, (i) the business address of each of the Covered Persons of UHC is 2001 Spring Road, Suite 700 Oak Brook, IL 60523, (ii) the country of citizenship of each of the Covered Persons is the United States and (iii) each of the Covered Persons directly owns zero shares of the common stock of Neoforma.com, Inc.


NAME                   PRINCIPAL OCCUPATION     PRINCIPAL ADDRESS/CITIZENSHIP/ #
----                   --------------------     --------------------------------
                                                OF SHARES OF NEOFORMA.COM., INC.
                                                --------------------------------
                                                COMMON STOCK OWNED
                                                ------------------

Jeffrey Otten            President of Brigham
                         & Women's Hospital
R. Reed Fraley           Vice President Ohio State
                         University Medical Center
Robert J. Baker          CEO of UHC                     600 shares
Stephen McKernan         CEO of University of New
                         Mexico Hospital
Mark Mitchell            Director of Finance of UHC     800 shares
Ralph W. Muller          President of University of
                         Chicago Hospitals
Theresa Bischoff         President of NYU Hospital
                         Center
Marc J. Detttman         CEO of University of
                         Virginia Hospitals
Dave E. Jaffe            Executive Director of Harbor-
                         view Medical Center
Mark Laret               CEO of UCSF Medical Center
Larry Warren             CEO of University of Michigan
                         Health System
Louis W. Burgher, M.D.   CEO of Nebraska Health Sysem
Debra Davis              Senior VP of University Health
                         Systems of Eastern Carolina
Timothy M. Goldfarb      Director of Oregon Health
                         Sciences University
R. Edward Howell         CEO of Uniersity of Iowa
                         Hospitals and Clinics
Thomas J. Lewis          CEO of Thomas Jefferson
                         University Hospital
David J. Fine            CEO of UAB Health System
Malinda Mitchell         CEO of Stanford Hospitals
                         and Clinics
Lynn Schroth             Executive VP of Methodist
                         Healthcare System
Daniel H. Winship, M.D.  Vice Chancellor of University
                         of Missouri Health Sciences Center